

VIA FACSIMILE AND U.S. MAIL

December 24, 2009

Mr. Haiming Liu
Chief Financial Officer
Wuhan General Group (China), Inc.
Canglong Science Park of Wuhan East Lake Hi-Tech Zone
Wuhan, Hubei, People's Republic of China 430200

> **RE:** **Wuhan General Group (China), Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009, June 30, 2009**
> **and September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 30, 2009**
> **File No. 1-34125**

Dear Mr. Liu:

We have reviewed your response letter dated November 20, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>Form 10-K for the Year Ended December 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

2. It appears that your attorney has responded to the tandy language on your behalf. The response to the tandy language should be provided from you instead of your attorney.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 34

3. We have read your response to comment 7 from our letter dated September 15, 2009.
    Please expand your disclosures regarding your impairment considerations of long-lived
    assets pursuant to SFAS 144 to address the following:
    *   Please disclose how you group these assets for purposes of considering whether an
        impairment exists;
    *   Please disclose how you determine when these assets should be tested for
        impairment, including what types of events and circumstances indicate impairment,
        and how frequently you evaluate for these types of events and circumstances; and
    *   To the extent that any of these assets or asset groups have expected undiscounted
        future cash flows that are not substantially in excess of the carrying values and to the
        extent that an impairment of these asset amounts, in the aggregate or individually,
        could materially impact your operating results or total shareholders' equity, please
        provide the following disclosures related to those assets or asset groups:
        o   The percentage by which the undiscounted cash flows exceed the carrying value;
        o   The carrying value of these assets;
        o   A description of the assumptions that drive the undiscounted cash flows;
        o   A discussion of the uncertainty associated with the key assumptions. For
            example, to the extent that you have included assumptions in your projected cash
            flow model that materially deviate from your historical results, please include a
            discussion of these assumptions; and
        o   A discussion of any potential events and/or circumstances that could have a
            negative effect on the undiscounted cash flows.
    If you have determined that the expected undiscounted future cash flows substantially
    exceed the carrying value for all of your long-lived assets or asset groups, please disclose
    this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and
    501.14 of the Financial Reporting Codification for guidance. Please show us
    supplementally what your revised disclosure will look like.

Financial Statements

10. Construction in Progress, page F-19

4. We have read your response to comment 11 from our letter dated September 15, 2009.
    Please tell us the amount of liabilities as of December 31, 2008 that was related to
    payables or other accruals for capital expenditures that had not been paid as of December
    31, 2008. It is not clear whether the payables owed to Hubei Gong Chuang that you refer
    to in your response were related to capital expenditures that had not been paid for as of
    December 31, 2008. To the extent that you have liabilities outstanding as of period end
    related to construction in progress, those liabilities should be excluded from the total
    change in accounts payable, accrued expenses and other payables and presented instead
    as supplemental information about non-cash investing activities. Please refer to
    paragraphs 17.c. and 32 of SFAS 95. Please tell us if you determined any revisions need

> to be made to your historical statements of cash flows for each of the two years ended December 31, 2008 as well as the nine months ended September 30, 2009 in light of the above. If so, please show us the specific revisions that need to be made as well as tell us what consideration you gave as to whether each of these revisions should be presented and treated as corrections of errors pursuant to SFAS 154. If necessary, please also provide us with a materiality analysis which includes your consideration of the guidance in SAB Topic 1:M in determining whether the revisions would be material on both an individual and aggregate basis.

15. Capitalization

Series B Convertible Preferred Stock, page F-24

5. We have read your response to comment 14 from our letter dated September 15, 2009. Please tell us how you determined that the modification of your J warrants was a capital transaction and that there was no impact on earnings. Please tell us what consideration you gave to paragraph 51 of SFAS 123(R) in reaching your conclusion. Please also tell us how you accounted for the exercise of these warrants, including the constructive preferred dividend amount. Please also cite all accounting literature used to support your conclusion.

Penalty Shares, page F-25

6. We have read your response to comment 15 from our letter dated September 15, 2009. You indicate that your valuation was a blend of the values derived from three methods including comparative valuation, stock price trading and analysis and discounted future earnings. Please tell us how you determined that your blend of three valuation methods was reasonable. In this regard, please tell us the fair value of your shares determined by each of the three methods, how you weighted the results from each of the three valuation methods, and how you determined how much each method should be weighted.

17. Income Taxes, page F-26

7. We have read your response to comment 16 from our letter dated September 15, 2009. Please specifically provide a rate reconciliation as required by paragraph 47 of SFAS 109. Please show us supplementally what your revised disclosure will look like.

20. Stock Compensation Expense, page F-30

8. We have read your response to comment 20 from our letter dated September 15, 2009. We note your reference to three reference points used to determine your volatility. Based on these three reference points, please tell us how you determined that a volatility rate of 20% was reasonable. Please tell us whether you weighted the three reference points mentioned above. Please also tell us how you calculated your actual volatility of 8.5%.

Form 10-Q for the Quarterly Period Ended September 30, 2009

General

9. Please address the comments above in your interim filings as well.

5. Accounts Receivable, page 14

10. You discuss your accounts receivable and the significant increase in days sales outstanding beginning on page 33. Please disclose what your days sales outstanding were for each period presented, including the prior year comparable periods. You had a significant increase in your days sales outstanding and your accounts receivable increased by 15% from $41.5 million at December 31, 2008 to $47.8 million at September 30, 2009. You state that you provide for bad debts principally based upon the aging of accounts receivable, in addition to collectability of specific customer accounts, your history of bad debts and the general condition of the industry. Given that your allowance for bad debts decreased from December 31, 2008 to September 30, 2009, you should provide a comprehensive explanation of how you arrived at your allowance for bad debts as of September 30, 2009. You should specifically address your consideration of your days sales outstanding as well as the significant amount of bad debt written off during the nine months ended September 30, 2009. You state that pursuant to your accounting policies the allowance for doubtful accounts is determined by applying a rate of five percent on outstanding accounts receivables. It is not clear why based on this accounting policy the increase in accounts receivable would not have led to a corresponding increase in the allowance for bad debts. Please show us supplementally what your revised disclosure will look like.

17. Earnings Per Share, page 23

11. Please disclose how you arriving at your numerator for purposes of determining diluted earnings per share in accordance with ASC 260-10-45-16, including your treatment of convertible preferred dividends. Please show us supplementally what your revised disclosure will look like.

Liquidity and Capital Resources, page 33

12. We reissue comment 6 from our letter dated September 15, 2009. We note that you did not disclose whether you were in compliance with all loan covenants as of September 30, 2009. Please disclose whether you are in compliance with your loan covenants. For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and

Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose the availability under your various bank facilities and loan facilities as of the balance sheets dates. Please show us supplementally what your revised disclosure will look like.

<u>Controls and Procedures, page 48</u>

13. We reissue comment 10 from our letter dated September 15, 2009. Please specifically state and disclose the conclusion of your evaluation of your disclosure controls and procedures. Please revise your disclosure to state whether your disclosure controls and procedures are effective or not effective. Please show us supplementally what your revised disclosure will look like.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief